UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Scorpio Tankers Inc. (the "Company") for the Company's 2015 Annual Meeting of Shareholders scheduled to be held on May 26, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC. (registrant)

Dated: May 19, 2015
	By:	/s/ Brian Lee
Brian Lee Chief Financial Officer

Exhibit 1

April 16, 2015
TO THE SHAREHOLDERS OF SCORPIO TANKERS INC.
Enclosed is a Notice of the Annual Meeting of Shareholders of Scorpio Tankers Inc. (the "Company" or "Scorpio Tankers") which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on May 26, 2015 at 9:00 a.m., the Company's Proxy Statement and certain other related materials.  These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "Annual Report") may be found at http://www.edocumentview.com/STNG.  Any shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
At this Annual Meeting (the "Meeting"), holders of shares of the Company's common stock (the "Shareholders") will consider and vote upon the following proposals:
1	To elect three Class II Directors to serve until the 2018 Annual Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending December 31, 2015 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals:  (1) adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting; and (2) adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.  To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 7, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours,

/s/	Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer

Monaco	New York
Le Millenium, 9, Boulevard Charles III, Monaco MC 98000	150 East 58th Street - New York, NY 10155, USA
Tel: +377-9798-5716; Fax: +377 92 05 70 45	Tel: +1 212 542 1616; Fax: +1 212 542 1618

e-mail & website: info@scorpiotankers.com
www.scorpiotankers.com

SCORPIO TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 16, 2015
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the "Shareholders") of Scorpio Tankers Inc. (the "Company") will be held on May 26, 2015 at 9:00 a.m., at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 (the "Meeting") for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1	To elect three Class II Directors to serve until the 2018 Annual Meeting of Shareholders;

2.	To approve the appointment of PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending December 31, 2015; and

3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 7, 2015 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 7, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "Annual Report"), may be found at http://www.edocumentview.com/STNG.  Any shareholder may receive a hard copy of these materials free of charge upon written request to the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/	Anoushka Kachelo
Anoushka Kachelo Secretary

April 16, 2015
 Monaco

SCORPIO TANKERS INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 26, 2015
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Tankers Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of holders of shares of common stock of the Company (the "Shareholders") to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on May 26, 2015 at 9:00 a.m., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about April 17, 2015.  These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2014 (the "Annual Report") may be found at http://www.edocumentview.com/STNG.  Any shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
VOTING RIGHTS AND OUTSTANDING SHARES
On April 7, 2015 (the "Record Date"), the Company had issued and outstanding 163,827,903 shares of common stock, par value $0.01 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders representing at least 33 1/3 per cent of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "STNG".
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company currently has eight directors divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.  The terms of our Class II directors expire at the Meeting.  The term of the newly elected Class II directors will expire at the Company's 2018 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Robert Bugbee Donald C. Trauscht Jose Tarruella	54 81 44	Class II Director Class II Director Class II Director

Robert Bugbee, President & Director
Robert Bugbee serves and has served as a Director and President of the Company since the closing of its initial public offering in April 2010. He has more than 25 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves and has served as President and Director of Scorpio Bulkers Inc. (NYSE: SALT) since 2013. He joined the Scorpio group of companies, or the Scorpio Group, in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.
Donald C. Trauscht, Director
Donald C. Trauscht serves and has served as a Director of the Company since its initial public offering in April 2010. Mr. Trauscht also serves and has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company's investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation and Bourns Inc. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, NSK-Warner Ltd and Eyes For Learning LLC. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.
Jose Tarruella, Director
Jose Tarruella serves and has served as a Director of the Company since May 2013. Mr. Tarruella also serves and has served as founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, Spain, since 2007. Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acts as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.
Required Vote.  Adoption of Proposal One requires the vote of a plurality of the votes cast at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers as the Company's independent auditors for the fiscal year ending December 31, 2015.

PricewaterhouseCoopers has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the vote of a majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY

Shareholders can access documents related to the Meeting, including the Company's latest Annual Report, at: http://www.edocumentview.com/STNG.

For shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

EFFECT OF ABSTENTIONS

An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold").  Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether Proposal Two has been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board

/s/	Anoushka Kachelo
Anoushka Kachelo Secretary

April 16, 2015
Monaco

SCORPIO Tankers

IMPORTANT ANNUAL MEETING INFORMATION

Admission Ticket

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 26, 2015.

Vote by Internet

- Go to **www.envisionreports.com/STNG**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Robert Bugbee	☐	☐	02 - Donald C. Trauscht	☐	☐	03 - Jose Tarruella	☐	☐

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B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.   /   /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X

+

02ZDLB

2015 Annual Meeting Admission Ticket

2015 Annual Meeting of
Scorpio Tankers Inc. Shareholders

May 26, 2015, 9:00 a.m. Local Time
Office of Scorpio Commercial Management S.A.M.,
Le Millenium, 9, Boulevard Charles III, Monaco MC 98000

Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

SCORPIO Tankers

Proxy — Scorpio Tankers Inc.

Notice of 2015 Annual Meeting of Shareholders.

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Annual Meeting - (May 26, 2015)

Emanuele A. Lauro, with the power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Scorpio Tankers Inc. to be held on May 26, 2015 or at any postponement or adjournment thereof. **Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxy will have authority to vote FOR all nominees in Proposal 1 and FOR Proposal 2. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the Meeting or any adjournment thereof.**

(Items to be voted appear on the reverse side.)